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                                                                     Exhibit (i)
[DECHERT LOGO]
[LETTERHEAD]


September 23, 2002


Board of Trustees
ING Funds Trust
7337 East Doubletree Ranch Road
Scottsdale, AZ 85258-2034

Re:  ING Funds Trust
     (File Nos. 333-59745 and 811-08895)


Dear Ladies and Gentlemen:

We have acted as counsel to ING Funds Trust, a Delaware business trust (the "Trust") and we have a general familiarity with the Trust's business operations, practices and procedures. You have asked for our opinion regarding the issuance and sale by the Trust of an unlimited number of shares of beneficial interest of the following series, following their reorganization into series of the Trust:
ING GNMA Income Fund, ING High Yield Opportunity Fund, ING Lexington Money Market Trust, ING Money Market Fund, and ING Strategic Bond Fund (formerly ING Strategic Income Fund) (each a "Fund").

We have examined originals or certified copies, or copies otherwise identified to our satisfaction as being true copies of various corporate records of the Trust and such other instruments, documents and records as we have deemed necessary in order to render this opinion. We have assumed the genuineness of all signatures, the authenticity of all documents examined by us, and the correctness of all statements of fact contained in those documents.

On the basis of the foregoing, it is our opinion that the shares of beneficial interest of the Trust being registered under the Securities Act of 1933, as amended, in the Trust's registration statement have been duly authorized and will be legally and validly issued, fully paid and non-assessable by the Trust upon transfer of the assets of each Fund to series of the Trust pursuant to the Agreement and Plan of Reorganization with each Fund dated September 20, 2002.


Very truly yours,

/s/ Dechert



[LETTERHEAD OF DECHERT PRICE & RHOADS]